Exhibit 12

OLD NATIONAL BANCORP

STATEMENTS REGARDING COMPUTATION OF RATIOS

(dollars in thousands)	2017	2016	2015	2014	2013
FIXED CHARGES:
Interest expense on deposits	$20,356	$17,283	$14,168	$13,326	$18,124
Interest expense on other borrowings	37,812	27,148	18,905	10,033	6,262

Building rent	15,431	25,202	29,075	28,969	28,967
Equipment rent	382	151	42	69	101

Total building and equipment rent	15,813	25,353	29,117	29,038	29,068

Rental expense 66.67%	10,543	16,903	19,412	19,360	19,380
Imputed interest expense 33.33%	5,270	8,450	9,705	9,678	9,688
Interest capitalized	—	—	—	—	—
Preferred stock dividends	—	—	—	—	—
Fixed charges excluding interest on deposits	43,082	35,598	28,610	19,711	15,950
Fixed charges including interest on deposits	63,438	52,881	42,778	33,037	34,074
Fixed charges excluding interest on deposits and including preferred stock dividends	43,082	35,598	28,610	19,711	15,950
Fixed charges including interest on deposits and including preferred stock dividends	63,438	52,881	42,778	33,037	34,074

EARNINGS:
Income before income taxes	168,664	200,426	162,893	141,964	142,517
Plus: fixed charges excluding interest on deposits	43,082	35,598	28,610	19,711	15,950
Less: interest capitalized	—	—	—	—	—

	211,746	236,024	191,503	161,675	158,467

EARNINGS:
Income before income taxes	168,664	200,426	162,893	141,964	142,517
Plus: fixed charges including interest on deposits	63,438	52,881	42,778	33,037	34,074
Less: interest capitalized	—	—	—	—	—

	$232,102	$253,307	$205,671	$175,001	$176,591

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES:
Excluding interest on deposits	4.91	6.63	6.69	8.20	9.94
Including interest on deposits	3.66	4.79	4.81	5.30	5.18

CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:
Excluding interest on deposits	4.91	6.63	6.69	8.20	9.94
Including interest on deposits	3.66	4.79	4.81	5.30	5.18